United States securities and exchange commission logo





                              January 22, 2024

       Joseph A. Cosio-Barron
       President and CEO
       MAPTELLIGENT, INC.
       2381 St Rose Pkwy
       Suite 297
       Henderson, NV 89052

                                                        Re: MAPTELLIGENT, INC.
                                                            Offering Statement
on Form 1-A
                                                            Filed January 4,
2024
                                                            File No. 024-12384

       Dear Joseph A. Cosio-Barron:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Form 1-A filed January 4, 2024

       Cover Page

   1. You disclose that you are offering shares of common stock "at a fixed price of $0.0003-
                                                        0.0007 per share (to be
fixed by post-qualification supplement)." Please revise to clarify when the fixed price
for the offering will be established. Refer to Rule 253(c) and
                                                        253(g)(1).
   2. Please revise your cover page to include the legend required by Rule 254(a) of Regulation
                                                        A. Refer to paragraph
(a)(4) of Part II of Form 1-A for guidance.
       Business, page 17

   3. Please revise here, in the Summary, and in the Risk Factors, as appropriate, to clarify whether you own the key
intellectual property that you rely on for your business. In addition, revise
throughout the offering statement to more clearly explain the extent to which your business
involves reselling products or services.
 Joseph A. Cosio-Barron
MAPTELLIGENT, INC.
January 22, 2024
Page 2
Executive Compensation, page 31

4. Please update your executive compensation for the fiscal year ended December 31, 2023.
       Refer to Item 11(b) of Form 1-A.
Exhibits

5.     We note your exhibit index lists your articles of incorporation as
Exhibit 2.1. However,
       we are unable to locate your articles of incorporation incorporated by reference to your registration statement on Form S-1 filed June 14, 2017. Please file the articles of incorporation that includes the amount of your authorized stock.
6. We note that GreenGrowth CPAs issued a report with respect to the audited financial statements included with your filing. However, page 34 of your offering circular and your exhibit index refers to the report and consent of Heaton & Company as your independent registered public accounting firm. In addition, the actual auditor's consent filed as Exhibit
       11.1 has been signed by Pinnacle Accountancy Group of Utah. Please file an updated consent of your independent public accountants to address this discrepancy.
       Also, revise your disclosure to address any name changes to the auditors who issued the report with respect to the audited financial statements included with your filing.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 or Daniel Morris,
Legal Branch Chief, at 202-551-3314 with any other questions.



                                                             Sincerely,
FirstName LastNameJoseph A. Cosio-Barron
                                                             Division of
Corporation Finance
Comapany NameMAPTELLIGENT, INC.
                                                             Office of Energy &
Transportation
January 22, 2024 Page 2
cc:       Eric Newlan
FirstName LastName